SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 7, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, March 7th 2013

To:

Bolsa de Comercio de Buenos Aires (Stock Exchange of Buenos Aires) / Comisión Nacional de Valores (Securities and Exchange Comisión)

City of Buenos Aires

Please be advised that on the date hereof Banco Macro S.A., as surviving company, and Banco Privado de Inversiones S.A., as absorbed company, have entered into a Preliminary Agreement of Merger (“Compromiso Previo de Fusión”), by virtue of which Banco Macro S.A. shall absorb retroactively to January 1st 2013 Banco Privado de Inversiones S.A., based on the balance sheets of each company prepared as of December 31st 2012 and the consolidated balance sheet of merger prepared as of that same date. The merging companies have agreed on an exchange relationship equal to 0.106195 shares of Banco Macro S.A. per each share of Banco Privado de Inversiones S.A. Therefore, the minority shareholders of Privado de Inversiones S.A. shall be entitled to receive 0.106195 shares in Banco Macro S.A. per each share held thereby in the capital stock of Privado de Inversiones S.A. As a consequence of the above, the surviving company shall increase its capital of AR$ 594,485,168 to AR$ 594,563,028, all subject to the approvals of all applicable entities and the relevant Shareholders’ Meetings.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 7, 2013

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director